

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 25, 2011

Caleb A. Chill
Vice President, General Counsel and Corporate Secretary
Answers Corporation
237 West 35th Street, Suite 1101
New York, NY 10001

> **Re: Answers Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed February 17, 2011**
> **File No. 001-32255**

Dear Mr. Chill:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Abbe L. Dienstag, Esq.
       Kramer Levin Naftalis & Frankel